Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Silvercorp Metals Inc. ("Silvercorp")
Suite 1750 – 1066 West Hastings Street
Vancouver, British Columbia
V6E 3X1

Item 2:	Date of Material Change

July 31, 2024

Item 3:	News Release

A news release announcing the material change was disseminated via Canada Newswire on July 31, 2024 and a copy was filed on Silvercorp's profile at www.sedarplus.ca.

Item 4:	Summary of Material Change

On July 31, 2024, Silvercorp completed its acquisition of all of the issued and outstanding common shares (each, an “Adventus Share”) in the capital of Adventus Mining Corporation (“Adventus”) not already owned by Silvercorp.

Item 5:	5.1 - Full Description of Material Change

Silvercorp completed its acquisition of all of the Adventus Shares not already owned by Silvercorp effective as of 12:01 a.m. (the “Effective Time”) on July 31, 2024, by way of a statutory plan of arrangement under the provisions of the Canada Business Corporations Act (the “Arrangement”).

Under the terms of the Arrangement, each former shareholder of Adventus, other than Silvercorp, is entitled to receive 0.1015 of one common share in the capital of Silvercorp (each, a “Silvercorp Share”) for each Adventus Share (the “Exchange Ratio”). All outstanding stock options and common share purchase warrants of Adventus are now exercisable for Silvercorp Shares, with the number of Silvercorp Shares issuable on exercise and the exercise price adjusted in accordance with the Exchange Ratio. All outstanding Adventus restricted share units vested as of the Effective Time and have been settled in cash, funded by Silvercorp through Adventus.

Adventus intends to cause the Adventus Shares to be delisted from the TSX Venture Exchange as soon as practicable. In connection therewith, Adventus intends to submit an application to the applicable securities regulators to cease to be a reporting issuer and to terminate its public reporting obligations. Christian Kargl-Simard, Adventus' former President and Chief Executive Officer, and Frances Kwong, Adventus’ former Chief Financial Officer and Corporate

Secretary, have agreed to continue to provide services to Adventus in consultancy roles for a transition period following the completion of the Arrangement.

5.2 - Disclosure for Restructuring Transactions

Not applicable.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

Lon Shaver, President (Tel: +1-604-669-9397)

Item 9:	Date of Report

August 9, 2024

Forward-Looking Statements

This material change report includes certain information that may constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable securities legislation. Forward-looking information includes, but is not limited to, information with respect to the completion of the Arrangement, including statements regarding Silvercorp's intention to cause Adventus to cease to be a reporting issuer under applicable Canadian securities laws and the agreement of Christian Kargl-Simard and Frances Kwong to continue to provide services to Adventus in consultancy roles for a transition period following the completion of the Arrangement. Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information, including the ability to achieve the benefits of the Arrangement; subsequent developments in the litigation concerning the Curipamba-El Domo project; the continuation of operations in Adventus’ and Silvercorp’s properties without interruption; current and future market conditions; the execution of each of Adventus' and Silvercorp's business strategies; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated, intended or implied. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. All forward-looking information contained in this material change report is given as of the date hereof and is based upon the opinions and estimates of management and information available to management as at the date hereof. Silvercorp disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.